D 12 CAPITAL MARKETS INC.
(FORMERLY KNOWN AS GRAVITAS CAPITAL INTERNATIONAL, INC.)

Statement of Financial Condition

December 31, 2021

(With Independent Auditors' Report Thereon Required by Rule 17a-5)

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SEC FILE NUMBER
8-69851

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: D12 Capital Markets Inc

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

5 Revere Place
(No. and Street)

Etobicoke	Ontario Canada	M8Z 2Z1
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Robert Carbonaro	416 301 0960	RCarbonaro@D12Capital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Adeptus Partners LLC
(Name – if individual, state last, first, and middle name)

200 Mamaroneck Ave Ste 502	White Plains	NY	10601
(Address)	(City)	(State)	(Zip Code)

January 06, 2010	3686
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.







OATH OR AFFIRMATION

I, Robert Carbonaro, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of D12 Capital Markets Inc., as of 12/31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any [illegible]ficer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely [illegible]stomer.

IGNAZIO GULIZIA NOTARY PUBLIC ONTARIO

IGNAZIO GULIZIA #735078

Signature: ____________

Title: President CEO

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

D 12 CAPITAL MARKETS INC.
(FORMERLY KNOWN AS GRAVITAS CAPITAL INTERNATIONAL, INC.)
FOR THE YEAR ENDED DECEMBER 31, 2021

ASSETS

Cash	$	23,258
TOTAL ASSETS	$	23,258

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Accounts payable and accrued expenses	$	9,579
Total Liabilities		9,579
Stockholders' Equity		
Capital Stock, without par value, 200 authorized, 1 share issued and outstanding		1,250
Additional paid in capital		627,145
Accumulated deficit		(614,716)
Total Stockholders' Equity		13,679
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	23,258

The accompanying notes are an integral part of these financial statements.

NOTE 1- ORGANIZATION AND NATURE OF BUSINESS

PS Securities (USA) Inc. ("we", "our" and the "Company") was incorporated on March 15, 2013 in New York State. The Company has three stockholders. The Company is dependent on all of its Stockholders.

The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and conducts a securities business generally limited to private placements of securities. The Company commenced operations after receiving FINRA approval on August 6, 2015. The Company changed its name from P.S. Securities (USA) Inc. to GRAVITAS CAPITAL INTERNATIONAL INC. in May of 2018. The Company changed its name from GRAVITAS CAPITAL INTERNATIONAL INC. to D 12 CAPITAL MARKETS INC. in May of 2020.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

All short-term investments with an original maturity of three months or less are considered to be cash equivalents.

Advisory

The Company provides advisory services on mergers and acquisitions. Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. There were no revenues in 2021.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

Concentration of Credit Risk

The Company is engaged in various investment and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Income Taxes

The Company accounts for income taxes in accordance with the U.S. generally accepted accounting principles which requires the asset and liability approach for financial accounting and reporting for income taxes and allows recognition and measurement of deferred tax assets based upon the likelihood of realization of tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will expire before the Company is able to realize their benefits.

Related Party Transactions

The stockholders' pay office and administrative expenses including accounting, rent, telephone and secretarial fees as capital contributions to the Company. The Company is dependent upon the stockholders' for continued financial support. See Note 5

NOTE 3 – NET CAPITAL REQUIREMENTS

As a registered broker-dealer and member of FINRA, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This rule requires that the ratio of aggregate indebtedness to net capital may not exceed 15 to 1, and equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

At December 31, 2021, the Company's net capital was $10,605 which was $5,605 in excess of its required net capital of $5,000.

The Company's debt-equity ratio was .7002 to 1.

NOTE 4 – GOING CONCERN

The accompanying statements have been prepared assuming the Company will continue as a going concern. The Company had no revenues in 2021 and a loss from operations. This raises substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. However, the parent company has pledged any required additional support to the Company to enable it to continue as a going concern and maintain required regulatory minimum net capital.

NOTE 5 – RELATED PARTY TRANSACTIONS

The Company had an expense sharing agreement with its stockholders'. The stockholders' provide administrative and other services to the Company. During its period of ownership ending April 30, 2021, the former stockholder allocated to the Company $250 per month for office space and administrative support. After that date, as indicated in Note 2, the current owners provide one hundred percent of all expenses to support the Company. The previous owners contributed capital of $5,000 and paid expenses of $16,009 all of which were for professional services. The current owners have contributed capital of $26,744 and paid expenses of $23,670. These expenses included professional services of $15,333, regulatory expenses of $3,601, insurance services of $1,460, communications services of $2,262 and other expenses of $1,014.

NOTE 6 – INCOME TAXES

For income tax purposes, the Company operates as a "C" corporation. ASC 740-10 requires a valuation allowance to be recorded when it is more likely than not that some or all of the deferred tax assets will not be realized. At December 31, 2021, the Company has available a net operating loss carryforward of approximately $590,000 which will expire in the year 2039. A valuation allowance of $147,500 was established to offset the deferred tax asset arising from this carryforward. Therefore, no deferred tax assets have been recorded on the accompanying statement of financial condition.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through May 9, 2022, the date that these financial statements were issued.

NOTE 8- SIPC RECONCILIATION REQUIREMENT

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to broker-dealers SIPC annual general assessment reconciliation or exclusion from membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenue they are not required to file supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

NOTE 10 – ALLOWANCE FOR CREDIT LOSSES

Effective January 1, 2021, the Company adopted ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company could determine there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the client). ASC 326 specifies that the Company adopt the new guidance prospectively by means of a cumulative-effect adjustment to the opening member's equity as of December 31, 2019. Accordingly, the Company recognized no adjustment upon adoption. The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments, including fees and other receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of collectability in determining the allowance for credit losses.

D 12 CAPITAL MARKETS INC.
(FORMERLY KNOWN AS GRAVITAS CAPITAL INTERNATIONAL, INC.)
FOR THE YEAR ENDED DECEMBER 31, 2021

NOTE 11 – EFFECTS OF CORONAVIRUS

A coronavirus (COVID-19) was first reported in China. In January 2021, the World Health Organization declared it a Public Health Emergency of International Concern. This contagious disease outbreak, which has continued to spread to additional countries, and any related adverse public health developments, could adversely affect the Company's customers, service providers and suppliers as a result of quarantines, facility closures, and travel and logistics restrictions in connection with the outbreak. More broadly, the outbreak could affect workforces, economies and financial markets globally, potentially leading to an economic downturn. The ultimate impact of COVID-19 is uncertain. Management continues to monitor the outbreak, however, as of the date of these financial statements the potential impact of such on the Company's business and operations cannot be reasonably estimated.

As a foreign entity, the Company will not benefit from any provisions of the CARES Act Enacted by the US Congress.



Adeptus Partners, LLC
Accountants | Advisors
200 Mamaroneck Avenue, Suite 502
White Plains, NY 10601
Phone: 212.758.8050
Fax: 212.826.5037
www.AdeptusCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders' of D12 Capital Markets Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of D12 Capital Markets Inc. as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of D12 Capital Markets Inc. as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of D12 Capital Markets Inc's management. Our responsibility is to express an opinion on D12 Capital Markets, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to D12 Capital Markets Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Adeptus Partners, LLC

We have served as Company's auditor since 2021.

Ocean, NJ
May 9, 2022